                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934

                             UNITED MAGAZINE COMPANY
                             -----------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         -------------------------------
                         (Title and Class of Securities)

                                   91-0810209
                                 --------------
                                 (Cusip Number)

                                  R.L. Richards
                              5598 Preston Mill Way
                               Dublin, Ohio 43017
                                 (614) 764-8966
                ------------------------------------------------
                  (Name, Address and Telephone number of Person
                Authorized to Receive Notice and Communications)

                                 With Copies to:

                           Roger E. Lautzenhiser, Esq.
                       Vorys, Sater, Seymour and Pease LLP
                               52 East Gay Street
                              Columbus, Ohio 43215
                                 (614) 464-6291

                               September 14, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Scheduled because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Section 240.13-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liability of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 91-0810209                SCHEDULE 13D

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

                  R.L. Richards
                  ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:   (a) [  ]

                                                              (b) [  ]

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS*:

                  PF (Personal Funds)

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e):  [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                            380,248
8.       SHARED VOTING POWER:                          0
9.       SOLE DISPOSITIVE POWER:                       380,248
10.      SHARED DISPOSITIVE POWER:                     0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  380,248

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*: [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  5.05%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

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
Item 1.       Security and Issuer.
              --------------------

              The class of equity securities to which this statement relates is the common shares, without par value, of United Magazine Company, an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 5131 Post Road, Dublin, Ohio 43017.

Item. 2.      Identity and Background.
              ------------------------

              (a)      R.L. Richards

              (b)     5598 Preston Mill Way
                      Dublin, Ohio  43017

              (c)     Managing Director
                      RDT Limited, private investment company
                      5131 Post Road
                      Dublin, Ohio  43017

              (d) During the last five years, Mr. Richards has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the last five years, Mr. Richards has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Richards was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

              (f)     U.S. citizen

Item 3.       Source and Amount of Funds or Other Consideration.
              --------------------------------------------------

              This Schedule 13D is being filed to report the purchase by Mr. Richards of 333,334 common shares of the Company on September 14, 1999 for an aggregate purchase price of $1.00. Mr. Richards used personal funds to purchase these common shares of the Company.

Item 4.       Purpose of Transaction.
              -----------------------

              Mr. Richards purchased the common shares of the Company for investment. Mr. Richards has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Articles of Incorporation or Code of Regulations or other actions which may impede the acquisition or control of the Company by any person; (h) causing the shares to cease to be authorized to be quoted in an interdealer quotation system or a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the

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
Exchange Act; or (j) any action similar to any of those enumerated above. Mr. Richards reserves the right to formulate plans or proposals, and to take such action, in the future with respect to any or all of the matters referred to in this Item and any other matters as he may determine.

Item 5.       Interest in Securities of Issuer.
              ---------------------------------

              (a)

                                           Common Shares           Percent of
                           Name          Beneficially Owned           Class
                           ----          ------------------           -----
                      R.L. Richards         380,248(1)             5.05%(2)

----------
                  (1) Includes 46,914 common shares of the Company which are purchasable by Mr. Richards for $12.00 per share pursuant to warrants held by Mr. Richards.

                  (2) Based on 7,482,614 outstanding common shares of the Company as reported in the Company's Form 10-Q for the third quarter ended July 3, 1999 as filed with the Securities and exchange Commission plus the 46,914 common shares subject to the warrants held by Mr. Richards.

              (b) The nature of the beneficial ownership for all shares listed above is sole voting and investment power.

              (c) On September 14, 1999, Mr. Richards purchased 333,334 common shares of the Company for a total purchase price of $1.00. Mr. Richards purchased these shares from R. David Thomas in a privately-negotiated transaction.

Item 6.       Contracts, Arrangements, Understanding or Relationships with
              ------------------------------------------------------------
              Respect to Securities of the Issuer.
              ------------------------------------

              Mr. Richards holds warrants issued by the Company to purchase an aggregate of 46,914 common shares of the Company for a purchase price of $12.00 per share. These warrants are presently exercisable and expire on February 1, 2003. Mr. Richards is an officer and director of KDR Capital Corp., which holds a subordinated debenture obligation of the Company in the principal amount of $4,500,000. Mr. Richards is also the trustee of the trust which is the sole shareholder of KDR Capital Corp., although he does not have a beneficial interest in the trust.

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                                   Signatures
                                   ----------

              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 20, 1999

                                          /s/ R. L. Richards
                                          --------------------------
                                               R.L. Richards


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